AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 6, 2004
                                                     REGISTRATION NO. 333-114696
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 1 TO
                                    FORM F-9
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933


                        CANADIAN PACIFIC RAILWAY COMPANY
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                CANADA                                         4011                                       98-0001377
  (PROVINCE OR OTHER JURISDICTION OF               (PRIMARY STANDARD INDUSTRIAL              (I.R.S. EMPLOYER IDENTIFICATION NO.,
    INCORPORATION OR ORGANIZATION)                  CLASSIFICATION CODE NUMBER)                         IF APPLICABLE)
                                                 SUITE 500, 401 - 9TH AVENUE S.W.
                                                         CALGARY, ALBERTA
                                                          CANADA T2P 4Z4
                                                          (403) 319-7000

   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              CT CORPORATION SYSTEM
                                111 - 8TH AVENUE
                            NEW YORK, NEW YORK 10011
                                 (212) 894-8940
            (NAME, ADDRESS AND TELEPHONE NUMBER (INCLUDING AREA CODE)
                   OF AGENT FOR SERVICE IN THE UNITED STATES)
                        _________________________________

                                   COPIES TO:

              PAUL A. GUTHRIE                           KEVIN E. JOHNSON                          ANDREW J. FOLEY
      CANADIAN PACIFIC RAILWAY COMPANY                  MACLEOD DIXON LLP                         EDWIN S. MAYNARD
       SUITE 500, 401 9TH AVENUE S.W.                  3700 CANTERRA TOWER            PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
      CALGARY, ALBERTA, CANADA T2P 4Z4                400 - 3RD AVENUE S.W.                    1285 AVENUE OF THE AMERICAS
               (403) 319-7000                   CALGARY, ALBERTA, CANADA T2P 4H2              NEW YORK, NEW YORK 10019-6064
                                                         (403) 267-8222                             (212) 373-3000

                        _________________________________

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   From time to time after the effective date of this Registration Statement.

                           PROVINCE OF ALBERTA, CANADA
                (PRINCIPAL JURISDICTION REGULATING THIS OFFERING)

It is proposed that this filing shall become effective (check appropriate box below):
A. [_] upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B.  [X]  at some future date (check appropriate box below)
     1.  [_]  pursuant to Rule 467(b) on (      ) at (      ) (designate a time
              not sooner than 7 calendar days after filing).
     2.  [_]  pursuant to Rule 467(b) on (      ) at (      ) (designate a time
              7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a
              receipt or notification of clearance on (      ).
     3.  [X]  pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
     4.  [_]  after the filing of the next amendment to this Form (if preliminary material is being filed).

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. |X|

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE AS PROVIDED IN RULE 467 UNDER THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A) OF THE ACT, MAY DETERMINE.

                                     PART I

                           INFORMATION REQUIRED TO BE
                       DELIVERED TO OFFEREES OR PURCHASERS

BASE SHELF PROSPECTUS



                                [GRAPHIC OMITTED]
                       [LOGO - CANADIAN PACIFIC RAILWWAY]


                                 US$750,000,000
                                 DEBT SECURITIES

         Canadian Pacific Railway Company may from time to time, during the 25 month period that this prospectus (including any amendments hereto) remains effective, offer for sale debt securities in an aggregate principal amount of up to US$750,000,000 or its equivalent in any other currency. These debt securities may consist of debentures, notes or other types of debt and may be issuable in series.

         We will provide the specific terms of these securities and all information omitted from this prospectus in supplements to this prospectus that will be delivered to you together with this prospectus. You should read this prospectus and the supplements carefully before you invest.

         NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

         WE ARE PERMITTED TO PREPARE THIS PROSPECTUS IN ACCORDANCE WITH CANADIAN DISCLOSURE REQUIREMENTS, WHICH ARE DIFFERENT FROM THOSE OF THE UNITED STATES. WE PREPARE OUR FINANCIAL STATEMENTS IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, AND THEY ARE SUBJECT TO CANADIAN AUDITING AND AUDITOR INDEPENDENCE STANDARDS. THUS, THEY MAY NOT BE COMPARABLE TO THE FINANCIAL STATEMENTS OF UNITED STATES COMPANIES.

         OWNING THE SECURITIES MAY SUBJECT YOU TO TAX CONSEQUENCES BOTH IN THE UNITED STATES AND CANADA. THIS PROSPECTUS OR ANY APPLICABLE PROSPECTUS SUPPLEMENT MAY NOT DESCRIBE THESE TAX CONSEQUENCES FULLY. YOU SHOULD READ THE TAX DISCUSSION IN ANY APPLICABLE PROSPECTUS SUPPLEMENT.

         YOUR ABILITY TO ENFORCE CIVIL LIABILITIES UNDER UNITED STATES FEDERAL SECURITIES LAWS MAY BE AFFECTED ADVERSELY BECAUSE WE ARE INCORPORATED UNDER THE LAWS OF CANADA, MOST OF OUR OFFICERS AND DIRECTORS AND MOST OF THE EXPERTS NAMED IN THIS PROSPECTUS ARE RESIDENTS OF CANADA, AND ALL OR A SUBSTANTIAL PORTION OF OUR ASSETS ARE LOCATED OUTSIDE THE UNITED STATES.

         THE DEBT SECURITIES OFFERED HEREBY HAVE NOT BEEN QUALIFIED FOR SALE UNDER THE SECURITIES LAWS OF ANY PROVINCE OR TERRITORY OF CANADA AND ARE NOT BEING AND MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN CANADA OR TO ANY RESIDENT OF CANADA IN CONTRAVENTION OF THE SECURITIES LAWS OF ANY PROVINCE OR TERRITORY OF CANADA.

         THERE IS NO MARKET THROUGH WHICH THESE SECURITIES MAY BE SOLD AND PURCHASERS MAY NOT BE ABLE TO RESELL SECURITIES PURCHASED UNDER THIS SHORT FORM PROSPECTUS.


                           ___________________________


May 6 , 2004

                                TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----

About This Prospectus..........................................................2
Where You Can Find More Information............................................2
Forward Looking Statements.....................................................4
Canadian Pacific Railway Company...............................................6
Use of Proceeds................................................................6
Description of Debt Securities.................................................6
Plan of Distribution..........................................................18
Earnings Coverage.............................................................19
Certain Income Tax Considerations.............................................20
Risk Factors..................................................................21
Legal Matters.................................................................23
Experts  .....................................................................23
Documents Filed as Part of the U.S. Registration Statement....................23
Consent of Auditors...........................................................24



                              ABOUT THIS PROSPECTUS

         In this prospectus, unless otherwise specified or the context otherwise requires, references to "Canadian Pacific Railway", "us", "we" or "our" mean Canadian Pacific Railway Company and its subsidiaries. Unless otherwise specified, all dollar amounts contained herein are expressed in Canadian dollars, and references to "dollars", "Cdn$" or "$" are to Canadian dollars and all references to "US$" are to United States dollars.

         This prospectus is part of a registration statement on Form F-9 relating to the debt securities that we filed with the U.S. Securities and Exchange Commission ("SEC"). Under the registration statement, we may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$750,000,000. This prospectus provides you with a general description of the debt securities that we may offer. Each time we sell debt securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of debt securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information". This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the registration statement and the exhibits thereto for further information with respect to Canadian Pacific Railway and the debt securities.

         Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus is determined using Canadian generally accepted accounting principles, referred to as "Canadian GAAP". Canadian GAAP differs from generally accepted accounting principles in the United States, referred to as "U.S. GAAP". Therefore, the consolidated financial statements incorporated by reference in this prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. A discussion of the principal differences between the financial results calculated under Canadian GAAP and under U.S. GAAP is provided in the notes to the annual consolidated financial statements incorporated by reference in this prospectus.

                       WHERE YOU CAN FIND MORE INFORMATION

         Canadian Pacific Railway Company is a wholly-owned subsidiary of Canadian Pacific Railway Limited ("CPRL"), a publicly traded corporation whose common shares are listed on the Toronto and New York stock exchanges. Pursuant to a decision of the applicable Canadian securities regulatory authorities, we are not subject to certain Canadian continuous disclosure requirements provided that CPRL complies with its continuous disclosure requirements. We remain responsible for filing material change reports upon the occurrence of a material change in our affairs which is not also a material change in the affairs of CPRL. The decision further permits us to incorporate by reference in this prospectus all information or documents that would be required to be incorporated by reference in a short form prospectus filed by CPRL.

         We and CPRL are subject to the information requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by Canada and the United States, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. You may read any document we and CPRL furnish to the SEC at the SEC's public reference room at Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549. Copies of the same documents may also be obtained from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C., 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 or access its website at WWW.SEC.GOV for further information on the public reference rooms. Our and CPRL's filings since November 2002 are also electronically available from the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at WWW.SEC.GOV, as well as from commercial document retrieval services.

         Under applicable law, we are permitted to incorporate by reference in this prospectus documents which have been filed with securities commissions in Canada, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below, which were filed with the securities commission or other similar authority in each of the provinces of Canada:

         o the annual information form of CPRL dated March 3, 2004 including management's discussion and analysis for the year ended December 31, 2003 incorporated therein by reference;

         o CPRL's audited consolidated balance sheets as at December 31, 2003 and 2002 and the consolidated statements of income, retained income and cash flows for each of the three years in the period ended December 31, 2003, together with the report of the auditors thereon;

         o CPRL's unaudited comparative interim consolidated financial statements for the three months ended March 31, 2004 including management's discussion and analysis; and

         o CPRL's management proxy circular dated February 19, 2004, excluding the portions under the headings "Statement of Executive Compensation - Compensation Committee Report on Executive Compensation", "Performance Graph" and "Additional Items - Corporate Governance" and excluding Appendix 1, Appendix 2 and Appendix 3.

         Any annual information form, audited annual consolidated financial statements (together with the auditor's report thereon), information circular (excluding any portions thereof not required to be incorporated by reference into this prospectus), unaudited interim consolidated financial statements and the accompanying management's discussion and analysis or material change reports (excluding confidential material change reports) subsequently filed by CPRL or us with securities commissions or similar authorities in the relevant provinces and territories of Canada after the date of this prospectus and prior to the termination of the offering of debt securities under any prospectus supplement shall be deemed to be incorporated by reference into this prospectus. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC by CPRL or us on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement relating to the debt securities of which this prospectus forms a part.

         Upon a new annual information form and related annual financial statements being filed by CPRL with and, where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, annual financial statements and all interim financial statements and the accompanying management's discussion and analysis, material change reports and management proxy circulars filed prior to the commencement of the then current fiscal year of CPRL will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus. Upon interim consolidated financial statements and the accompanying management's discussion and analysis being filed by CPRL with the applicable securities regulatory authorities during the currency of this prospectus, all interim consolidated financial statements and the accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities under this prospectus.

         Copies of each of the documents incorporated by reference into this prospectus may be obtained by accessing our and CPRL's disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which may be accessed at WWW.SEDAR.COM or by requesting a free copy of such documents by writing or calling Canadian Pacific Railway at the following address and telephone number: Canadian Pacific Railway Company, Suite 500, 401 - 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, Attention:
Corporate Secretary, (403) 319-6171.

         Updated interest coverage ratios will be filed by CPRL quarterly with the applicable securities regulatory authorities, including the SEC, either as prospectus supplements or exhibits to CPRL's unaudited interim consolidated financial statements and audited annual consolidated financial statements and will be deemed to be incorporated by reference in this prospectus for the purpose of the offering of the debt securities.

         A prospectus supplement containing the specific variable terms of an offering of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such prospectus supplement and only for the purposes of the offering of the debt securities covered by that prospectus supplement.

         ANY STATEMENT CONTAINED IN THIS PROSPECTUS OR IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR PURPOSES OF THIS PROSPECTUS TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT WHICH ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN MODIFIES OR SUPERSEDES SUCH PRIOR STATEMENT. ANY STATEMENT OR DOCUMENT SO MODIFIED OR SUPERSEDED SHALL NOT, EXCEPT TO THE EXTENT SO MODIFIED OR SUPERSEDED, BE INCORPORATED BY REFERENCE AND CONSTITUTE A PART OF THIS PROSPECTUS.

         YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR CONTAINED IN ANY APPLICABLE PROSPECTUS SUPPLEMENT AND ON THE OTHER INFORMATION INCLUDED IN THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS FORMS A PART. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE DEBT SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED BY LAW. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR CONTAINED IN ANY APPLICABLE PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THE APPLICABLE PROSPECTUS SUPPLEMENT.

                           FORWARD LOOKING STATEMENTS

         This prospectus contains or incorporates by reference certain forward looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included or incorporated by reference in this prospectus that address activities, events or developments that we expect or anticipate may or will occur in the future are forward looking statements, and indicate such things as:

         o future capital expenditures (including the amount and nature thereof);

         o        business strategies and measures to implement strategies;

         o competitive strengths, goals, expansion and growth of our business and operations; and

         o plans and references to our future success and the future success of companies in which we have equity investments.

         Such forward looking statements are subject to risks, uncertainties and other factors, many of which are beyond our control, including:

         o        competition in the railway industry;

         o        general economic, market or business conditions;

         o the opportunities (or lack thereof) that may be presented to and pursued by us and the companies in which we have equity investments;

         o        changes in laws or regulations;

         o        labour shortages or stoppages; and

         o other factors, many of which are beyond our control and the companies in which we have equity investments.

         We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements. You should also carefully consider the matters discussed under "Risk Factors" in this prospectus. We do not undertake any obligation to update publicly or otherwise revise any forward looking statements, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

                        CANADIAN PACIFIC RAILWAY COMPANY

         We are one of Canada's oldest corporations and were North America's first transcontinental railway. From our inception 120 years ago, we have developed into a fully integrated and technologically advanced Class I railway providing rail and intermodal freight transportation services over a 14,000 mile network serving the principal business centres of Canada, the U.S. Midwest and the U.S. Northeast. We are a wholly-owned subsidiary of CPRL. Our head office and our registered office is located at Suite 500, 401 - 9th Avenue S.W., Calgary, Alberta, T2P 4Z4.

                                 USE OF PROCEEDS

         Unless otherwise indicated in an applicable prospectus supplement relating to a series of debt securities, we will use the net proceeds we receive from the sale of the debt securities for general corporate purposes, which may include financing our capital expenditure program and working capital requirements. We may also use such proceeds for the repayment of indebtedness. The amount of net proceeds to be used for any such purpose will be set forth in the applicable prospectus supplement. We may, from time to time, issue debt instruments and incur additional indebtedness other than through the issue of debt securities pursuant to this prospectus.

                         DESCRIPTION OF DEBT SECURITIES

         In this section only, "we", "us" or "our" refer only to Canadian Pacific Railway Company without any of its subsidiaries through which it operates.

         The following description sets forth certain general terms and provisions of the debt securities. The particular terms and provisions of the series of debt securities offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the applicable prospectus supplement, which may provide information that is different from this prospectus.

         The debt securities will be issued under a trust indenture (the "Indenture") dated as of October 30, 2001 between us and The Bank of New York, as trustee (the "Trustee"), as supplemented by the first supplemental indenture. A copy of the form of the Indenture and a copy of the form of the first supplemental indenture have been filed with the SEC as exhibits to the registration statement of which this prospectus is a part. Debt securities may also be issued under new indentures between us and a trustee or trustees as will be discussed in a prospectus supplement for such debt securities. The following statements with respect to the Indenture and the Securities (as hereinafter defined) are brief summaries of certain provisions of the Indenture and do not purport to be complete; these statements are subject to the detailed referenced provisions of the Indenture, including the definition of capitalized terms used under this caption. Wherever particular sections or defined terms of the Indenture are referred to, these sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by this reference. The term "Securities", as used under this caption, refers to all securities issued under the Indenture, including the debt securities. Prospective investors should rely on information in the applicable prospectus supplement if it is different from the following information.

GENERAL

         The Indenture does not limit the aggregate principal amount of Securities (which may include debentures, notes and other evidences of indebtedness) which may be issued thereunder, and Securities may be issued thereunder from time to time in one or more series and may be denominated and payable in foreign currencies. The Securities offered pursuant to this prospectus will be issued in an amount up to US$750,000,000 or the equivalent in other currency or units based on other foreign currencies. The Indenture also permits us to increase the principal amount of any series of Securities previously issued and to issue that increased principal amount.

         The applicable prospectus supplement will set forth the following terms relating to the debt securities offered thereby (the "Offered Securities"):

         o        the specific designation of the Offered Securities;

         o        any limit on the aggregate principal amount of the Offered
                  Securities;

         o the extent and manner, if any, to which payment on or in respect of the Offered Securities will be senior or will be subordinated to the prior payment of our other liabilities and obligations;

         o the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities to be payable upon declaration of acceleration of maturity;

         o the rate or rates (which may be fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates from which that interest will accrue and on which that interest will be payable and the Regular Record Dates for any interest payable on the Offered Securities which are Registered Securities;

         o any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Securities may be redeemed or purchased at our option or otherwise;

         o whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities in bearer form and as to exchanges between registered and bearer form;

         o whether the Offered Securities will be issuable in the form of one or more Registered Global Securities and, if so, the identity of the Depository for those Registered Global Securities;

         o the denominations in which any of the Offered Securities which are in registered form will be issuable, if other than denominations of US$1,000 and any multiple thereof, and the denominations in which any of the Offered Securities which are in bearer form will be issuable, if other than the denomination of US$1,000;

         o each office or agency where the principal of and any premium and interest on the Offered Securities will be payable, and each office or agency where the Offered Securities may be presented for registration of transfer or exchange;

         o if other than United States dollars, the foreign currency or the units based on or relating to foreign currencies in which the Offered Securities are denominated and/or in which the payment of the principal of and any premium and interest on the Offered Securities will or may be payable;

         o the terms, if any, on which the Offered Securities may be converted or exchanged for other of our debt securities or debt securities of other entities;

         o whether and under what circumstances we will pay Additional Amounts on the Offered Securities of such series in respect of certain taxes (and the terms of any such payment) and, if so, whether we will have the option to redeem the Offered Securities of such series rather than pay the Additional Amounts (and the terms of any such option);

         o any index pursuant to which the amount of payments of principal of and any premium and interest on the Offered Securities will or may be determined;

         o any applicable Canadian and U.S. federal income tax considerations; and

         o any other terms of the Offered Securities, including covenants and Events of Default relating solely to the Offered Securities or any covenants or Events of Default generally applicable to the Securities which are not to apply to the Offered Securities.

         Unless otherwise indicated in the applicable prospectus supplement, the Indenture does not afford the Holders the right to tender Securities to us for repurchase, or provide for any increase in the rate or rates of interest per annum at which the Securities will bear interest.

         Securities may be issued under the Indenture bearing no interest and may be offered and sold at a discount below their stated principal amount. The Canadian and U.S. federal income tax consequences and other special considerations applicable to those discounted Securities or other Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes will be described in the prospectus supplement relating thereto.

RANKING AND OTHER INDEBTEDNESS

         Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be our unsecured obligations and will rank pari passu with all our other unsecured and unsubordinated debt from time to time outstanding and pari passu with other Securities issued under the Indenture. The debt securities will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of any of our corporate or partnership subsidiaries.

FORM, DENOMINATION, EXCHANGE AND TRANSFER

         Unless otherwise indicated in the applicable prospectus supplement, the Securities will be issued only in fully registered form without coupons and in denominations of US$1,000 or any integral multiple thereof. Securities may be presented for exchange and Registered Securities may be presented for registration of transfer in the manner, at the places and, subject to the restrictions set forth in the Indenture and in the applicable prospectus supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection therewith. We have appointed the Trustee as Security Registrar. Securities in bearer form and the coupons appertaining thereto, if any, will be transferable by delivery.

REGISTERED GLOBAL SECURITIES

         Unless otherwise indicated in the applicable prospectus supplement, the Registered Securities of a particular series will be issued in the form of one or more Registered Global Securities which will be registered in the name of and be deposited with a Depository, or its nominee, each of which will be identified in the prospectus supplement relating to that series. Unless and until exchanged, in whole or in part, for Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depository for a Registered Global Security to a nominee of that Depository, by a nominee of that Depository to that Depository or another nominee of that Depository or by that Depository or any nominee of that Depository to a successor of that Depository or a nominee of a successor of that Depository.

         The specific terms of the depository arrangement with respect to any portion of a particular series of Securities to be represented by a Registered Global Security will be described in the prospectus supplement relating to that series. We anticipate that the following provisions will apply to all depository arrangements.

         Upon the issuance of a Registered Global Security, the Depository therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Securities represented by that Registered Global Security to the accounts of those persons having accounts with that Depository or its nominee ("participants") as shall be designated by the underwriters, investment dealers or agents participating in the distribution of those Securities or by us if those Securities are offered and sold directly by us. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a Registered Global Security will be shown on, and the transfer of the ownership of those beneficial interests will be effected only through, records maintained by the Depository therefor or its nominee (with respect to beneficial interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States require certain purchasers of securities to take physical delivery thereof in definitive form. These depository arrangements and these laws may impair the ability to transfer beneficial interests in a Registered Global Security.

         So long as the Depository for a Registered Global Security or its nominee is the registered owner thereof, that Depository or its nominee, as the case may be, will be considered the sole owner or Holder of the Securities represented by that Registered Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Registered Global Security will not be entitled to have Securities of the series represented by that Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of Securities of that series in definitive form and will not be considered the owners or Holders of those Securities under the Indenture.

         Principal, premium, if any, and interest payments on a Registered Global Security registered in the name of a Depository or its nominee will be made to that Depository or nominee, as the case may be, as the registered owner of that Registered Global Security. None of us, the Trustee or any paying agent for Securities of the series represented by that Registered Global Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in that Registered Global Security or for maintaining, supervising or reviewing any records relating to those beneficial interests.

         We expect that the Depository for a Registered Global Security or its nominee, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of that Registered Global Security as shown on the records of that Depository or its nominee. We also expect that payments by participants to owners of beneficial interests in that Registered Global Security held through those participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in "street name", and will be the responsibility of those participants.

         If the Depository for a Registered Global Security representing Securities of a particular series is at any time unwilling or unable to continue as Depository, or if the Depository is no longer eligible to continue as Depository, and a successor Depository is not appointed by us within 90 days, or if an Event of Default described in clauses (a) or (b) of the first sentence under "Events of Default" below with respect to a particular series of Securities has occurred and is continuing, we will issue Registered Securities of that series in definitive form in exchange for that Registered Global Security. In addition, we may at any time and in our sole discretion determine not to have the Securities of a particular series represented by one or more Registered Global Securities and, in that event, will issue Registered Securities of that series in definitive form in exchange for all of the Registered Global Securities representing Securities of that series.

REGISTERED SECURITIES

         Unless otherwise indicated in the applicable prospectus supplement, payment of the principal of and any premium and interest on Registered Securities (other than a Registered Global Security) will be made at the office or agency of the Trustee at 101 Barclay Street, 21st Floor West, New York, New York, 10286, except that, at our option, payment of any interest may be made (a) by cheque mailed to the address of the Person entitled thereto as that Person's address will appear in the Security Register or (b) by wire transfer to an account maintained by the Person entitled thereto as specified in the Security Register.

NEGATIVE PLEDGE

         The Indenture includes a covenant of ours to the effect that, so long as any of the Securities remain outstanding, we will not, and will not permit any Subsidiary to, create, assume or otherwise have outstanding any Security Interest, except for Permitted Encumbrances, on or over any of our present or future Railway Properties or any of our Subsidiaries or on any shares in the capital stock of any Railroad Subsidiary securing any Indebtedness of any Person without also at the same time or prior thereto securing equally and ratably with such other Indebtedness all of the Securities then Outstanding under the Indenture.

CERTAIN DEFINITIONS

         Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definitions of all such terms.

         The term "CAPITAL LEASE OBLIGATION" means the obligation of a Person, as lessee, to pay rent or other amounts to the lessor under a lease of real or personal property which is required to be classified and accounted for as a capital lease on a consolidated balance sheet of such Person in accordance with GAAP.

         The term "CONSOLIDATED NET TANGIBLE ASSETS" means the total amount of assets determined on a consolidated basis after deducting therefrom:

         (a) all current liabilities (excluding any Indebtedness classified as a current liability and any current liabilities which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed);

         (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles; and

         (c) appropriate adjustments on account of minority interests of other Persons holding stock of our Subsidiaries,

all as set forth on our most recent balance sheet and our consolidated Subsidiaries and computed in accordance with GAAP.

         The term "GAAP" means generally accepted accounting principles which are in effect from time to time in Canada (or, if we hereafter determine to prepare our consolidated financial statements in accordance with generally accepted accounting principles which are in effect from time to time in the United States, such principles).

         The term "INDEBTEDNESS" means at any time, and whether or not contingent, all items of indebtedness in respect of any amounts borrowed which, in accordance with GAAP, would be recorded as indebtedness in our consolidated financial statements as at the date as of which Indebtedness is to be determined, and in any event including, without duplication (a) any obligation for borrowed money, (b) any obligation evidenced by bonds, debentures, notes, guarantees or other similar instruments, including, without limitation, any such obligations incurred in connection with the acquisition of property, assets or businesses, (c) any Purchase Money Obligation, (d) any reimbursement obligation with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of such Person, (e) any obligation issued or assumed as the deferred purchase price of property or services, (f) any Capital Lease Obligation, (g) any payment obligation under interest rate hedging agreements or arrangements payment of which could not be considered as interest in accordance with GAAP, (h) any indebtedness in respect of any amounts borrowed or any Purchase Money Obligation secured by any Security Interest existing on property owned subject to such Security Interest, whether or not the indebtedness or Purchase Money Obligation secured thereby shall have been assumed and (i) guarantees, indemnities, endorsements (other than endorsements for collection in the ordinary course of business) or similar contingent liabilities in respect of obligations of another Person for indebtedness of that other Person in respect of any amounts borrowed by that other Person.

         The term "PERMITTED ENCUMBRANCES" means any of the following:

         (a) any Security Interest existing as of the date of the first issuance by us of the Securities issued pursuant to the Indenture, or arising thereafter pursuant to contractual commitments entered into prior to such issuance, including without limitation, any of our outstanding Perpetual 4% Consolidated Debenture Stock, whether issued, pledged or vested in trust;

         (b) any Security Interest in favor of us or any of our wholly-owned Subsidiaries;

         (c) any Security Interest existing on the property of any Person at the time such Person becomes a Subsidiary, or arising thereafter pursuant to contractual commitments entered into prior to and not in contemplation of such Person becoming a Subsidiary;

         (d) any Security Interest on property of a Person which Security Interest exists at the time such Person is merged into, or amalgamated or consolidated with, us or a Subsidiary, or such property is otherwise acquired by us or a Subsidiary, provided that such Security Interest does not extend to property owned by us or such Subsidiary immediately prior to such merger, amalgamation, consolidation or acquisition;

         (e) any Security Interest already existing on property acquired (including by way of lease) by us or any of our Subsidiaries at the time of such acquisition;

         (f) any Security Interest securing any Indebtedness incurred in the ordinary course of business and for the purpose of carrying on the same, repayable on demand or maturing within 12 months of the date when such Indebtedness is incurred or the date of any renewal or extension thereof;

         (g) any Security Interest in respect of (i) liens for taxes and assessments not at the time overdue or any liens securing workmen's compensation assessments, unemployment insurance or other social security obligations; provided, however, that if any such liens, duties or assessments are then overdue, we or the Subsidiary, as the case may be, shall be prosecuting an appeal or proceedings for review with respect to which it shall be entitled to or shall have secured a stay in the enforcement of any such obligations, (ii) any lien for specified taxes and assessments which are overdue but the validity of which is being contested at the time by us or the Subsidiary, as the case may be, in good faith, (iii) any liens or rights of distress reserved in or exercisable under any lease for rent and for compliance with the terms of such lease, (iv) any obligations or duties, affecting our property or that of a Subsidiary to any municipality or governmental, statutory or public authority, with respect to any franchise, grant, license or permit and any defects in title to structures or other facilities arising from the fact that such structures or facilities are constructed or installed on lands held by us or the Subsidiary under government permits, leases, licenses or other grants, (v) any deposits or liens in connection with contracts, bids, tenders or expropriation proceedings, surety or appeal bonds, costs of litigation when required by law, public and statutory obligations and liens or claims incidental to current construction or operations including but not limited to, builders', mechanics', laborers', materialmen's, warehousemen's, carrier's and other similar liens, (vi) the right reserved to or vested in any municipality or governmental or other public authority by any statutory provision or by the terms of any lease, license, franchise, grant or permit to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition to the continuance thereof, (vii) any Security Interest the validity of which is being contested at the time by us or a Subsidiary in good faith or payment of which has been provided for by creation of a reserve in an amount in cash sufficient to pay the same in full, (viii) any easements, rights-of-way and servitudes (including, without in any way limiting the generality of the foregoing, easements, rights-of-way and servitudes for railways, sewers, dykes, drains, gas and water mains or electric light and power or telephone conduits, poles, wires and cables) and minor defects, or irregularities of title that, in our opinion, will not in the aggregate materially and adversely impair the use or value of the land concerned for the purpose for which it is held by us or the Subsidiary, as the case may be, (ix) any security to a public utility or any municipality or governmental or other public authority when required by such utility or other authority in connection with our operations or the operations of our Subsidiary, as the case may be, (x) any liens and privileges arising out of judgments or awards with respect to which we or the Subsidiary shall be prosecuting an appeal or proceedings for review and with respect to which it shall be entitled to or shall have secured a stay of execution pending such appeal or proceedings for review, and (xi) reservations, limitations, provisos and conditions, if any, expressed in or affecting any grant of real or immoveable property or any interest therein;

         (h)      any Security Interest in respect of any Purchase Money
                  Obligation;

         (i) any extension, renewal, alteration or replacement (or successive extensions, renewals, alterations or replacements) in whole or in part, of any Security Interest referred to in the foregoing clauses (a) through (h) inclusive, provided that the principal amount of the Indebtedness secured thereby on the date of such extension, renewal, alteration or replacement is not increased and the Security Interest is limited to the property or other assets which secured the Security Interest so extended, renewed, altered or replaced (plus improvements on such property or other assets or the proceeds thereof); and

         (j) any Security Interest that would otherwise be prohibited (including any extensions, renewals, alterations or replacements thereof) provided that the aggregate Indebtedness outstanding and secured under this clause (j) does not (calculated at the time of the granting of the Security Interest) exceed an amount equal to 10% of that portion of Consolidated Net Tangible Assets attributable to Railway Properties.

         The term "PERSON" means any individual, corporation, limited liability company, partnership, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

         The term "PURCHASE MONEY OBLIGATION" means any monetary obligation (including a Capital Lease Obligation) created, assumed or incurred prior to, at the time of, or within 180 days after, the acquisition (including by way of lease), construction or improvement of any real or tangible personal property, for the purpose of financing all or any part of the purchase price or lease payments in respect thereof, provided that the principal amount of such obligation may not exceed the unpaid portion of the purchase price or lease payments, as applicable, and further provided that any security given in respect of such obligation shall not extend to any property other than the property acquired in connection with which such obligation was created or assumed and fixed improvements, if any, thereto or erected or constructed thereon and the proceeds thereof.

         The term "RAILROAD SUBSIDIARY" means a Subsidiary whose principal assets are Railway Properties.

         The term "RAILWAY PROPERTIES" means all main and branch lines of railway located in Canada or the United States, including all real property used as the right of way for such lines.

         The term "SECURITY INTEREST" means any security by way of an assignment, mortgage, charge, pledge, lien, encumbrance, title retention agreement or other security interest whatsoever, howsoever created or arising, whether absolute or contingent, fixed or floating, perfected or not, but not including any security interest in respect of a lease which is not a Capital Lease Obligation or any encumbrance that may be deemed to arise solely as a result of entering into an agreement not in violation of the terms of the Indenture to sell or otherwise transfer assets or property.

         The term "SHAREHOLDERS' EQUITY" means, with respect to any Person, at any date, the aggregate of the dollar amount of outstanding share capital, the amount, without duplication, of any surplus, whether contributed or capital, and retained earnings, subject to any currency translation adjustment, all as set forth in such Person's most recent annual consolidated balance sheet.

         The term "SIGNIFICANT SUBSIDIARY" means a Subsidiary that constitutes a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X of the U.S. Securities Exchange Act of 1934, as amended.

         The term "SUBSIDIARY" means any corporation or other Person of which there are owned, directly or indirectly, by or for us or by or for any corporation or other Person in like relation to us, Voting Shares or other interests which, in the aggregate, entitle the holders thereof to cast more than 50% of the votes which may be cast by the holders of all outstanding Voting Shares of such first mentioned corporation or other Person for the election of its directors or, in the case of any Person which is not a corporation, Persons having similar powers or (if there are no such Persons) entitle the holders thereof to more than 50% of the income or capital interests (however called) thereon and includes any corporation in like relation to a Subsidiary.

         The term "VOTING SHARES" means shares of capital stock of any class of a corporation and other interests of any other Persons having under all circumstances the right to vote for the election of the directors of such corporation or in the case of any Person which is not a corporation, Persons having similar powers or (if there are no such Persons) income or capital interests (however called), provided that, for the purpose of this definition, shares or other interests which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

CONSOLIDATION, MERGER, AMALGAMATION AND SALE OF ASSETS

         We shall not enter into any transaction (whether by way of reorganization, reconstruction, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of our assets would become the property of any other Person (the "Successor") unless (a) the Successor shall, prior to or contemporaneously with the consummation of that transaction, execute those instruments, which may include a supplemental indenture, and do those things, if any, as shall be necessary or advisable to establish that upon the consummation of that transaction (i) the Successor will have assumed all of our covenants and obligations under the Indenture in respect of the Securities of every series, and (ii) the Securities of every series will be valid and binding obligations of the Successor entitling the Holders thereof, as against the Successor Corporation, to all the rights of Holders of Securities under the Indenture; (b) the Successor is a corporation, company, partnership, or trust organized and validly existing under the laws of Canada or any province thereof or of the United States, any state thereof or the District of Columbia and (c) immediately before and after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing.

         We will file with the Trustee, within 15 days after CPRL is required to file them with the SEC, copies, which may be in electronic format, of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may from time to time by rules and regulations prescribe) which CPRL may be required to file with the SEC pursuant to Section 13 or Section 15(d) of the Exchange Act, as amended. Notwithstanding that CPRL may not be required to remain subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act, as amended, or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, we will provide the Trustee:

         o within 120 days (or such longer period as the Trustee in its discretion may consent to) after the end of each fiscal year, the information required to be contained in CPRL's annual reports on Form 20-F, Form 40-F or Form 10-K as applicable (or any successor form); and

         o within 65 days (or such longer period as the Trustee in its discretion may consent to) after the end of each of the first three fiscal quarters of each fiscal year, the information required to be contained in CPRL's reports on Form 6-K (or any successor form) which, regardless of applicable requirements, will, at a minimum, contain such information required to be provided in quarterly reports under the laws of Canada or any province thereof to security holders of a company with securities listed on the Toronto Stock Exchange, whether or not CPRL has any of its securities so listed.

EVENTS OF DEFAULT

         The occurrence of any of the following events with respect to the Securities of any series will constitute an "Event of Default" with respect to the Securities of that series:

         (a) default by us in payment of the principal of any of the Securities of that series when the same becomes due under any provision of the Indenture or of those Securities;

         (b) default by us in payment of any interest due on any of the Securities of that series and continuance of that default for a period of 30 days;

         (c) default by us in observing or performing any of the covenants described above under "Consolidation, Merger, Amalgamation and Sale of Assets";

         (d) default by us in observing or performing any other of our covenants or conditions contained in the Indenture or in the Securities of that series and continuance of that default for a period of 60 days after written notice as provided in the Indenture;

         (e) default by us or any Subsidiary in payment of the principal of, premium, if any, or interest on any indebtedness for borrowed money having an outstanding principal amount in excess of the greater of $75 million and 2% of our Shareholders' Equity in the aggregate at the time of default or default in the performance of any other covenant of ours or any Subsidiary contained in any instrument under which that indebtedness is created or issued and the holders thereof, or a trustee, if any, for those holders, declare that indebtedness to be due and payable prior to the stated maturities of that indebtedness ("accelerated indebtedness"), and such acceleration shall not be rescinded or annulled, or such default under such instrument shall not be remedied or cured, whether by payment or otherwise, or waived by the holders of such indebtedness, provided that if such accelerated indebtedness is the result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times and on the conditions set forth in such instrument, it will not be considered an Event of Default under this clause (e) until 30 days after such acceleration;

         (f) certain events of bankruptcy, insolvency, winding up, liquidation or dissolution relating to us or any Significant Subsidiary;

         (g) the taking or entry of certain judgments or decrees against us or any Subsidiary for the payment of money in excess of the greater of $75 million and 2% of our Shareholders' Equity in the aggregate, if we or such Subsidiary, as the case may be, fail to file an appeal or, if we or such Subsidiary, as the case may be, do file an appeal, that judgment or decree is not and does not remain vacated, discharged or stayed as provided in the Indenture; or

         (h)      any event of default provided with respect to that series.

         If an Event of Default described in clause (a) or (b) above occurs and is continuing with respect to Securities of any series, unless the principal of all of the Securities of that series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the Holders of not less than 25% in aggregate principal amount of the Securities of that series then Outstanding, declare the principal of (and premium, if any, on) all the Securities of that series then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those Securities to be due and payable immediately on demand. If an Event of Default described in clause (d) or (h) above occurs and is continuing with respect to the Securities of one or more series, unless the principal of all of the Securities of the affected series shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the Holders of not less than 25% in aggregate principal amount of the Securities of all such affected series then Outstanding (voting as one class), declare the principal of (and premium, if any, on) all the Securities of all the affected series then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those Securities to be due and payable immediately on demand. If an Event of Default described in clause (c), (e), (f) or (g) above occurs and is continuing, unless the principal of all Securities then Outstanding shall have already become due and payable, the Trustee may, in its discretion, and shall upon request in writing made by the Holders of not less than 25% in aggregate principal amount of all the Securities then Outstanding (voting as one class), declare the principal of (and premium, if any, on) all the Securities then Outstanding and the interest accrued thereon and all other money, if any, owing under the provisions of the Indenture in respect of those Securities to be due and payable immediately on demand. Upon certain conditions, any declaration of this kind may be cancelled if all Events of Default with respect to the Securities of all those affected series then Outstanding shall have been cured or waived as provided in the Indenture by the Holders of not less than a majority in aggregate principal amount of the Securities of the affected series then Outstanding (voting as one class, except in the case of Events of Default described in clauses (a) and (b) of the first sentence of the preceding paragraph, as to which each series so affected will vote as a separate class). See "Modification and Waiver" below.

         Reference is made to the applicable prospectus supplement or supplements relating to any series of Original Issue Discount Securities for the particular provisions relating to the acceleration of a portion of the principal amount thereof upon the occurrence and continuance of an Event of Default with respect thereto.

         The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of the Holders, unless those Holders shall have provided to the Trustee reasonable indemnity. Subject to those provisions for indemnity and certain other limitations contained in the Indenture, the Holders of a majority in aggregate principal amount of the Securities of all affected series then Outstanding (voting as one class) will have the right to sanction or direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of those affected series.

         The Indenture provides that no Holder of the Securities of any series will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (a) that Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to the Securities of that series, (b) the Holders of not less than 25% in aggregate principal amount of the Securities of all affected series then Outstanding (voting as one class) shall have made written request, and provided reasonable indemnity, to the Trustee to institute that proceeding, (c) the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Securities of all affected series then Outstanding (voting as one class) a direction inconsistent with that request and (d) the Trustee shall have failed to institute that proceeding within 60 days after that notification, request and offer of indemnity. However, the Holder of any Security will have an absolute right to receive payment of the principal of and any premium and interest on that Security on or after the due dates expressed in that Security and to institute suit for the enforcement of any of these payments. The Indenture requires us to furnish to the Trustee annually an Officers' Certificate as to our compliance with certain covenants, conditions or other requirements contained in the Indenture and as to any non-compliance therewith.

         The Indenture provides that the Trustee may withhold notice to the Holders of the Securities of one or more series of any default affecting those series (except defaults as to payment of principal or interest) if it, in good faith, considers that withholding to be in the best interests of the Holders of the Securities of those series.

ADDITIONAL AMOUNTS

         All payments made by us under or with respect to the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (hereinafter "Canadian Taxes"), unless we are required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the debt securities, we will pay as additional interest such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each Holder after such withholding or deduction (and after deducting any Canadian Taxes on such Additional Amounts) will not be less than the amount the Holder would have received if such Canadian Taxes had not been withheld or deducted. However, no Additional Amounts will be payable with respect to a payment made to a Holder (such Holder, an "Excluded Holder") in respect of the beneficial owner thereof:

         (a) with which we do not deal at arm's length (within the meaning of the INCOME TAX ACT (Canada)) at the time of making such payment;

         (b) which is subject to such Canadian Taxes by reason of the Holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other physical presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of debt securities or the receipt of payments thereunder; or

         (c) which is subject to such Canadian Taxes by reason of the Holder's failure to comply with any certification, identification, information, documentation or other reporting requirements if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes.

         We will also:

         (a)      make such withholding or deduction; and

         (b) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

         We will furnish to the Holders of the debt securities, within 30 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts or other documents evidencing such payment by us.

         We will indemnify and hold harmless each Holder (other than an Excluded Holder) and upon written request reimburse each such Holder for the amount of:

         (a) any Canadian Taxes so levied or imposed and paid by such Holder as a result of payments made under or with respect to the debt securities;

         (b) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto; and

         (c) any Canadian Taxes imposed with respect to any reimbursement under clause (a) or (b) above, but excluding any such Canadian Taxes on such Holder's net income.

         Wherever in the Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to a Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

TAX REDEMPTION

         The debt securities will be subject to redemption in whole, but not in part, at our option, at any time, on not less than 30 nor more than 60 days' prior written notice, at 100% of the principal amount, together with accrued interest thereon to the redemption date, in the event there is more than an insubstantial risk that we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the debt securities, any Additional Amounts as a result of an amendment to or change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any amendment to or change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of this prospectus.

MODIFICATION AND WAIVER

         The Indenture permits us and the Trustee to enter into supplemental indentures without the consent of the Holders of the Securities to, among other things: (a) secure the Securities of one or more series, (b) evidence the assumption by the Successor of our covenants and obligations, under the Indenture and the Securities then Outstanding, (c) add covenants or Events of Default for the benefit of the Holders of one or more series of the Securities,
(d) cure any ambiguity or correct or supplement any defective provision in the Indenture which correction will not be prejudicial to the interests of the Holders of the Securities in any material respect, (e) establish the form and terms of the Securities of any series, (f) evidence the acceptance of appointment by a successor Trustee, and (g) make any other modifications which will not be prejudicial to the interests of the Holders of the Securities in any material respect.

         The Indenture also permits us and the Trustee, with the consent of the Holders of a majority in aggregate principal amount of the Securities of each series then Outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, the Indenture or modify in any manner the rights of the Holders of the Securities of each such affected series; provided, however, that we and the Trustee may not, among other things, without the consent of the Holder of each Security then Outstanding and affected thereby: (a) change the Stated Maturity of the principal amount of, or any installment of the principal of or the interest on, that Security; (b) reduce the principal amount of or the rate of interest on or any premium payable upon the redemption of that Security; (c) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof; (d) change the place or currency of payment of the principal of or any premium or interest on that Security; (e) impair the right to institute suit for the enforcement of payment of this kind with respect to that Security on or after the Stated Maturity thereof; or (f) reduce the percentage in principal amount of the Outstanding Securities of the affected series, the consent of whose Holders is required for modification or amendment of the Indenture, or for any waiver with respect to defaults, breaches, Events of Default or declarations of acceleration.

         The Holders of a majority in aggregate principal amount of the Securities of all series at the time Outstanding with respect to which a default or breach or an Event of Default shall have occurred and be continuing (voting as one class) may on behalf of the Holders of all such affected Securities waive any past default or breach or Event of Default and its consequences, except a default in the payment of the principal of or premium or interest on any Security of any series or an Event of Default in respect of a covenant or provision of the Indenture or of any Security which cannot be modified or amended without the consent of the Holder of each Security affected.

DEFEASANCE

         The Indenture provides that, at our option, we will be discharged from any and all obligations with respect to the Securities of any series (except for certain obligations to register the transfer or exchange of the Securities of that series, to replace mutilated, destroyed, lost or stolen Securities of that series, to maintain paying agencies, to compensate and indemnify the Trustee and to maintain the trust described below) (hereinafter called a "defeasance") upon the irrevocable deposit with the Trustee, in trust, of money, and/or securities of the government which issued the currency in which the Securities of that series are payable or securities backed by the full faith and credit of that government which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient to pay all the principal of and any premium and interest on the Securities of that series on the Stated Maturity of those payments in accordance with the terms of the Securities of that series. Such a defeasance may be effected only if, among other things, (a) we have delivered to the Trustee an Opinion of Counsel (who may be our independent counsel) stating that we have received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in the applicable laws or regulations, in either case to the effect that the Holders of the Securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of that defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred, and (b) we have delivered to the Trustee an Opinion of Counsel in Canada (who may be our independent counsel) or a ruling from the Canada Customs and Revenue Agency to the effect that the Holders of the Securities of that series will not recognize income, gain or loss for Canadian federal or provincial income or other Canadian tax purposes as a result of that defeasance and will be subject to Canadian federal or provincial income and other Canadian tax on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the Securities include holders who are not resident in Canada). In addition, we may obtain a discharge of the Indenture with respect to the Securities of all series issued under the Indenture by depositing with the Trustee, in trust, an amount of money and government securities as shall be sufficient to pay, at Stated Maturity or upon redemption, all of those Securities, provided that those Securities are by their terms to become due and payable within one year or are to be called for redemption within one year.

         The Indenture also provides that we may omit to comply with the restrictive covenants described under the caption "Negative Pledge" and certain other covenants and no Event of Default shall arise with respect to the Securities of that series by reason of this failure to comply (hereinafter called a "covenant defeasance"), upon the irrevocable deposit with the Trustee, in trust, of money and/or securities of the government which issued the currency in which the Securities of that series are payable or securities backed by the full faith and credit of that government which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money, in an amount sufficient to pay all the principal of and any premium and interest on the Securities of that series on the Stated Maturity of those payments in accordance with the terms of the Securities of that series. Our other obligations with respect to the Securities of that series would remain in full force and effect. A covenant defeasance may be effected only if, among other things, (a) we have delivered to the Trustee an Opinion of Counsel (who may be our independent counsel) to the effect that the Holders of Securities of that series will not recognize income, gain or loss for United States federal income tax purposes as a result of the covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if that covenant defeasance had not occurred, and (b) we have delivered to the Trustee an Opinion of Counsel in Canada (who may be our independent counsel) or a ruling from the Canada Customs and Revenue Agency to the effect that the Holders of the Securities of that series will not recognize income, gain or loss for Canadian federal or provincial income or other Canadian tax purposes as a result of that defeasance and will be subject to Canadian federal or provincial income and other Canadian tax on the same amounts, in the same manner and at the same times as would have been the case if that defeasance had not occurred (and for the purposes of such opinion, such Canadian counsel shall assume that Holders of the Securities include Holders who are not resident in Canada).

         In the event that we exercise our option to effect a covenant defeasance with respect to the Securities of any series and the Securities of that series are thereafter declared due and payable because of the occurrence of another Event of Default, the amount of money and securities on deposit with the Trustee would be sufficient to pay the amounts due on the Securities of that series at their respective Stated Maturities, but may not be sufficient to pay the amounts due on the Securities of that series at the time of the acceleration resulting from that Event of Default. However, we would remain liable for this deficiency.

CONSENT TO SERVICE

         We have designated CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York, 10011 as its authorized agent for service of process in the United States in any action, suit or proceeding arising out of or relating to the Indenture or the Securities and for actions brought under federal or state securities law in any federal or state court located in New York, New York and irrevocably submit to the non-exclusive jurisdiction of any such court.

GOVERNING LAW

         The Indenture and the Securities will be governed by and construed in accordance with the laws of the State of New York.

ENFORCEABILITY OF JUDGMENTS

         We are incorporated and governed by the laws of Canada. A substantial portion of our assets are located outside the United States and some or all of the directors and officers and some or all of the experts named herein are residents of Canada. As a result, it may be difficult for investors to effect service within the United States upon us and upon those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers or experts. We have also been advised by Macleod Dixon LLP that there is some doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of liabilities predicated upon United States federal securities laws.

                              PLAN OF DISTRIBUTION

         We may sell the debt securities to or through underwriters or dealers. We may also sell the debt securities to one or more other purchasers directly or through agents.

         The applicable prospectus supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the debt securities to be offered, the proceeds to us from the sale of the debt securities to be offered, any initial public offering price, any underwriting discount or commission and any discounts, concessions or commissions allowed or reallowed or paid by any underwriter to other dealers. Any initial public offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

         The debt securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to these prevailing market prices or at negotiated prices.

         If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the debt securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

         Underwriters, dealers and agents who participate in the distribution of the debt securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under the U.S. Securities Act of 1933, as amended, or to contribution with respect to payments which those underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

         Each series of the debt securities will be a new issue of securities with no established trading market. Unless otherwise specified in an applicable prospectus supplement relating to a series of debt securities, the debt securities will not be listed on any securities exchange or on any automated dealer quotation system. Some broker-dealers may make a market in the debt securities, but they will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the debt securities of any series or that an active public market for the debt securities of any series will develop. If an active public trading market for the debt securities of any series does not develop, the market price and liquidity of such series of debt securities may be adversely affected.

                                EARNINGS COVERAGE

         The following consolidated financial ratios of CPRL are calculated for the twelve month periods ended December 31, 2003 and March 31, 2004, respectively. These coverage ratios do not give effect to the issuance of securities that may be issued pursuant to this prospectus and any prospectus supplement, since the aggregate principal amounts and the terms of such securities are not presently known.

                                                                                 December 31,      March 31,
Earnings coverage on long-term debt                                                2003(3)          2004(3)
                                                                                 ------------      ---------
  Before non-recurring items and foreign exchange on long-term debt (1)........       3.1x           3.2x
  After non-recurring items and foreign exchange on long-term debt (2).........       3.0x           2.6x

NOTES:

(1) Earnings coverage is equal to net income (before other specified items and foreign exchange on long-term debt) before interest expense and income tax expense divided by interest expense on all debt.
(2) Earnings coverage is equal to net income (after other specified items and foreign exchange on long-term debt) before interest expense and income tax expense divided by interest expense on all debt.

(3) Effective January 1, 2004, CPRL adopted retroactively new accounting policies for asset retirement obligations and stock based compensation as prescribed by Canadian GAAP. The coverages have been calculated based on restated results for periods prior to January 1, 2004.

         CPRL's interest expense requirements amounted to approximately $226.4 million and $222.0 million for the twelve-month period ended December 31, 2003 and March 31, 2004, respectively. CPRL's earnings before interest expense and income tax expense for the twelve-month period ended December 31, 2003 and March 31, 2004 were approximately $669.2 million and $583.0 million, respectively, which is 3.0 times and 2.6 times, respectively, our interest expense requirements for these periods.

         If we offer debt securities having a term to maturity in excess of one year under this prospectus and a prospectus supplement, the prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.

                        CERTAIN INCOME TAX CONSIDERATIONS

         The applicable prospectus supplement will describe the material Canadian federal income tax consequences to investors of purchasing, owning and disposing of debt securities, including, in the case of an investor who is not a resident of Canada, whether payments of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

         The applicable prospectus supplement will also describe certain U.S. federal income tax consequences of the purchase, ownership and disposition of the debt securities by an investor who is a United States person, including, to the extent applicable, certain relevant U.S. federal income tax rules pertaining to capital gains and ordinary income treatment, original issue discount, backup withholding and the foreign tax credit, and any consequences relating to debt securities payable in a currency other than U.S. dollars, issued at an original discount for U.S. federal income tax purposes or containing early redemption provisions or other special terms.

                                  RISK FACTORS

         PROSPECTIVE PURCHASERS OF THE DEBT SECURITIES SHOULD CONSIDER CAREFULLY THE RISK FACTORS SET FORTH BELOW AS WELL AS THE OTHER INFORMATION CONTAINED IN AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND CONTAINED IN THE APPLICABLE PROSPECTUS SUPPLEMENT BEFORE PURCHASING THE DEBT SECURITIES OFFERED HEREBY.

THE FREIGHT TRANSPORTATION INDUSTRY IS HIGHLY COMPETITIVE

         We face intense competition for freight transportation in Canada and the U.S., including competition from other railways and trucking companies. Competition is based mainly on price, quality of service and access to markets. Any improvement in the cost structure or service of our competitors could increase this competition and materially adversely affect our business or operating results.

         In recent years there has been significant consolidation of the railway industry in North America. The resulting larger railway companies are able to offer services in larger market areas and compete with us in these markets. We cannot assure you that we will be able to compete effectively against current and future competitors in the railway industry and that further consolidation within the railway industry will not materially harm our competitive position. We cannot assure you that competitive pressures will not materially adversely affect our business, financial condition or operation results.

OUR OPERATIONS ARE SUBJECT TO ADVERSE ECONOMIC CONDITIONS AND FLUCTUATIONS IN FUEL COSTS AND EXCHANGE RATES

         Our freight volumes and revenues are largely dependent upon the health of the North American and global economy and other factors affecting the volumes and patterns of international trade. We are also sensitive to factors such as weather, commodity pricing and global supply and demand, as well as factors affecting North America's agricultural, mining, forest products, consumer products, import/export markets and automotive sectors. These factors are beyond the influence or control of the railway industry generally and us specifically.

         We are particularly dependent upon fuel costs which constitute a significant portion of our operating costs. Fuel prices and supplies are influenced significantly by international political and economic circumstances. If a fuel shortage were to arise from OPEC production curtailments, a disruption of oil imports or otherwise, higher fuel prices could materially affect our operating results. Specifically, an increase in the price of fuel would result in lower earnings and increased cash outflows. To manage our exposure to fluctuations in fuel prices, as part of our fuel hedge policy, we sell or purchase crude oil futures. To the extent that fuel costs decline below the levels specified in any such futures contracts, we will not receive the full benefit of these contracts.

         Although we conduct our business and receive revenues primarily in Canadian dollars, a significant portion of our revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, our results are affected by fluctuations in the exchange rate between these currencies. In addition, changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby affect the Company's revenues and expenses. To manage our exposure to fluctuations in exchange rates between Canadian and U.S. dollars on future revenue streams and certain U.S. dollar expenditures, we sell or purchase forward U.S. dollars at fixed rates in future periods. To the extent that exchange rates decline below the rate fixed by such futures contracts, we will not receive the full benefit of these contracts.

THE NORTH AMERICAN RAIL INDUSTRY IS HIGHLY REGULATED

         Our railway operations in Canada are subject to regulations under the CANADA TRANSPORTATION ACT and the RAILWAY SAFETY ACT and certain other statutes administered by the Canadian Transportation Agency and the Federal Minister of Transportation. U.S. railway operations are subject to regulation administered by the Surface Transportation Board and the Federal Railroad Administration. Other federal, provincial, state and local regulations also govern our railway operations, as well as a variety of health, safety, labour, environmental and other matters.

         We are also subject to new statutory and regulatory directives in the United States addressing homeland security concerns. We cannot assure you that future decisions by the U.S. government on homeland security matters, or decisions by the industry in response to security threats to the North American rail network, will not materially adversely affect our business or operating results.

WE ARE SUBJECT TO EXTENSIVE ENVIRONMENTAL LAWS AND REGULATIONS

         Our operations and real estate assets are subject to extensive federal, provincial, state and local environmental laws and regulations governing emissions to the air, discharges to waters and the handling, storage, transportation and disposal of waste and other materials. We transport hazardous materials and periodically use hazardous materials in our operations. Any allegations or findings to the effect that we have violated such laws or regulations could materially adversely affect our business or operating results.

         In certain locations, we operate on properties that have been used for railways for over a century. We cannot assure you that historic releases of hazardous waste or materials will not be discovered requiring remediation of our properties or subjecting us to liability for damages, the cost of which may be material. Likewise, we cannot assure you that previously identified historic releases of hazardous waste or materials which are currently subject to investigation or remediation will not result in unanticipated costs which may be material. Changing regulations and remedial approaches in Canada and the U.S. will ultimately impact the costs of remediation and overall environmental liability. The regulatory tendency towards increased protection of human health from specific chemicals may mean that sites that were previously remediated, or that did not require actions, could be subject to further scrutiny. We cannot assure you that an accidental release of hazardous waste or materials on our properties will not occur and the costs of remediation of properties affected by such accidental release may be material.

         In the operation of a railroad, it is possible that derailments or other accidents may occur that could cause harm to human health or to the environment. As a result, we may incur costs in the future to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

WE MAY BE FACED WITH LABOUR SHORTAGES OR STOPPAGES, WHICH WOULD ADVERSELY AFFECT OUR ABILITY TO PROVIDE SERVICES

         Our relations with our employees could deteriorate due to disputes related to, among other things, wage or benefit levels or our response to changes in government regulation of workers and the workplace. Our operations rely heavily on our employees. Any labour shortage or stoppage caused by poor relations with employees, including those represented by unions, could adversely affect our ability to provide services and the cost of providing such services, which could materially harm our business or operating results and materially harm our relationships with our customers. As of March 31, 2004, approximately 13,200 of our employees were represented by labour unions.

         Certain of our union agreements are currently under renegotiation. We cannot assure you that such negotiations will be resolved in a timely manner or on terms favourable to us.

WE MAY HAVE TO FUND OUR PENSION PLANS THROUGH CASH CONTRIBUTIONS OVER TIME

         We maintain both defined benefit and defined contribution pension plans. With the general decline in equity markets and current low interest rates, the plans' unfunded liabilities have increased significantly. Pension funding requirements are dependent upon various factors, including interest rate levels, asset returns, regulatory requirements for funding purposes and changes to pensions plan benefits. Absent favourable changes to these factors, we may have to satisfy the underfunded amounts of our plans through cash contributions over time.

CPRL IS SUBJECT TO INDEMNIFICATION OBLIGATIONS UNDER THE ARRANGEMENT AGREEMENT

         In connection with the reorganization of Canadian Pacific Limited, we and CPRL have entered into an arrangement agreement (the "Arrangement Agreement") which contains a number of representations, warranties and covenants, including an agreement by each of the parties to indemnify and hold harmless each other party to the

Arrangement Agreement against any loss suffered or incurred resulting from a breach of a representation, warranty or covenant, a covenant that each party will not take any action, omit to take any action or enter into any transaction that could adversely impact the tax rulings in Canada or the U.S. including government opinions and related opinions of counsel and the assumptions upon which they were made, and the obligation to undertake the transactions contemplated in the plan of arrangement. With respect to Canadian taxation, in addition to various transactions that the respective parties are prohibited from undertaking prior to the implementation of the arrangement, after the implementation of the arrangement, no party will be permitted to dispose of or exchange more than 10% of its assets or, among other things, undergo an acquisition of control without severe adverse consequences where such disposition or control acquisition is for Canadian tax purposes "part of a series of transactions or events" that includes the arrangement, except in limited circumstances. Should either we or CPRL breach the representations and warranties or fail to satisfy the covenants, CPRL would be obligated to indemnify the other parties to the Arrangement Agreement for losses incurred in connection with such breach or failure. In addition, CPRL is required to indemnify the parties to the Arrangement Agreement against any loss which they may incur resulting from a claim against CPRL, its business or its assets, whether arising prior to or after the completion of the arrangement. An indemnification claim against CPRL pursuant to the provisions of the Arrangement Agreement could have a material adverse effect upon us.

                                  LEGAL MATTERS

         Unless otherwise specified in the applicable prospectus supplement relating to a series of debt securities, certain legal matters will be passed upon for us by Macleod Dixon LLP, Calgary, Alberta, and by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. In addition, certain legal matters relating to United States law will be passed upon for the underwriters, dealers or agents by Shearman & Sterling LLP, Toronto, Ontario.

         The partners and associates of Macleod Dixon LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP as a group beneficially own, directly or indirectly, less than 1% of our outstanding securities.

                                     EXPERTS

         The consolidated financial statements of CPRL incorporated in this prospectus by reference for the years ended December 31, 2003 and 2002 have been so incorporated by reference in reliance on the audit report of PricewaterhouseCoopers LLP, chartered accountants, given on the authority of the said firm as experts in auditing and accounting.

           DOCUMENTS FILED AS PART OF THE U.S. REGISTRATION STATEMENT

         The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part:

         o the documents listed in the second paragraph under "Where You Can Find More Information" in this prospectus;

         o        consents of accountants and counsel;

         o        powers of attorney from our directors and officers;

         o        form of the trust indenture relating to the debt securities;

         o form of first supplemental indenture relating to the debt securities;

         o        statement of eligibility of the Trustee on Form T-1; and

         o        earnings coverage calculations.

                               CONSENT OF AUDITORS

         We have read the short form base shelf prospectus of Canadian Pacific Railway Company (the "Company") dated May 6, 2004 relating to the issue and sale of debt securities in an aggregate principal amount of up to US$750,000,000 or its equivalency in any other currency (the "prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

         We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of Canadian Pacific Railway Limited ("CPRL") on the consolidated balance sheets of CPRL as at December 31, 2003 and 2002 and the consolidated statements of income, retained income and cash flows for each of the years in the three-year period ended December 31, 2003. Our report is dated February 6, 2004.



"PRICEWATERHOUSECOOPERS LLP"
Chartered Accountants

May 6, 2004

                                     PART II

                         INFORMATION NOT REQUIRED TO BE
                       DELIVERED TO OFFEREES OR PURCHASERS


         INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 124 of the Canada Business Corporations Act provides as follows:

         124. (1) Indemnification. A corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

         (2) Advance of Costs. A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in subsection (1). The individual shall repay the moneys if the individual does not fulfil the conditions of subsection (3).

         (3) Limitation. A corporation may not indemnify an individual under subsection (1) unless the individual

              (a) acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the corporation's request; and

              (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

         (4) Indemnification in derivative actions. A corporation may with the approval of a court, indemnify an individual referred to in subsection
         (1), or advance moneys under subsection (2), in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favour, to which the individual is made a party because of the individual's association with the corporation or other entity as described in subsection (1) against all costs, charges and expenses reasonably incurred by the individual in connection with such action, if the individual fulfills the conditions set out in subsection (3).

         (5) Right to indemnity. Despite subsection (1), an individual referred to in that subsection is entitled to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by the individual in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which the individual is subject because of the individual's association with the corporation or other entity as described in subsection (1), if the individual seeking indemnity

              (a) was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done; and

              (b)   fulfills the conditions set out in subsection (3).

         (6) Insurance. A corporation may purchase and maintain insurance for the benefit of an individual referred to in subsection (1) against any liability incurred by the individual

              (a) in the individual's capacity as a director or officer of the corporation; or

              (b) in the individual's capacity as a director or officer, or similar capacity, of another entity, if the individual acts or acted in that capacity at the corporation's request.

         (7) Application to court. A corporation, an individual or an entity referred to in subsection (1) may apply to a court for an order approving an indemnity under this section and the court may so order and make any further order that it sees fit.

         (8) Notice to Director. An applicant under subsection (7) shall give the Director notice of the application and the Director is entitled to appear and be heard in person or by counsel.

         (9) Other notice. On an application under subsection (7) the court may order notice to be given to any interested person and the person is entitled to appear and be heard in person or by counsel.

         The by-laws of the Registrant provide that, subject to the limitations contained in the CBCA, the Registrant shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Registrant's request as a director or officer of a body corporate of which the Registrant is or was a shareholder or creditor, and his heirs and legal representatives against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he was made a party by reason of being or having been a director or officer of the corporation or such body corporate, if he acted honestly and in good faith with a view to the best interests of the corporation, and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he had reasonable grounds for believing that his conduct was lawful.


         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Corporation pursuant to the foregoing provisions, the Corporation has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                                    EXHIBITS


EXHIBIT
NUMBER       DESCRIPTION
------       -----------

4.1* The annual information form of Canadian Pacific Railway Limited dated March 3, 2004 (incorporated by reference to the Registrant's Annual Report on Form 40-F filed with the Commission on March 17, 2004, Commission File No. 001-15272).

4.2* Canadian Pacific Railway Limited's audited consolidated balance sheets as at December 31, 2003 and 2002 and the consolidated statements of income, retained income and cash flows for each of the three years in the period ended December 31, 2003, together with the report of the auditors thereon and including management's discussion and analysis related thereto (incorporated by reference to the Registrant's Current Report on Form 6-K filed with the Commission on March 17, 2004, Commission File No. 001-15272).

4.3* Canadian Pacific Railway Limited's management proxy circular dated February 19, 2004, excluding the portions under the headings "Statement of Executive Compensation - Compensation Committee Report on Executive Compensation," "Performance Graph" and "Additional Items - Corporate Governance" and excluding Appendix 1, Appendix 2 and Appendix 3 (which portions shall be deemed not to have been filed as part of, or incorporated by reference in, this Registration Statement on Form F-9) (incorporated by reference to the Registrant's Current Report on Form 6-K filed with the Commission on March 17, 2004, Commission File No. 001-15272).

4.4* Canadian Pacific Railway Limited's unaudited comparative interim consolidated financial statements for the three months ended March 31, 2004, including management's discussion and analysis related thereto (incorporated by reference to the Registrant's Current Report on Form 6-K filed with the Commission on May 6, 2004, Commission File No. 001-15272).

5.1**       Consent of PricewaterhouseCoopers LLP.

5.2*        Consent of Macleod Dixon LLP.

6.1*        Powers of Attorney.

7.1* Form of Trust Indenture between the Registrant and The Bank of New York (incorporated by reference to the Registrant's Amendment No. 1 to the Registration Statement on Form F-9 filed with the Commission on October 22, 2001, Commission File No. 333-14014).

7.2* First Supplemental Indenture, between the Registrant and The Bank of New York.

7.3* Statement of Eligibility of the Trustee, The Bank of New York, on Form T-1 (incorporated by reference or to the Registrant's Amendment No. 1 to the Registration Statement on Form F-9, filed with the Commission on October 22, 2001, Commission File No. 333-14014).

9.1*        Earnings coverage calculations.



----------------------
*    Previously filed.
**   Filed herewith.

                                    PART III

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS


ITEM 1.  UNDERTAKING

         The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-9 or to transactions in said securities.


ITEM 2.  CONSENT TO SERVICE OF PROCESS

         Concurrent with the filing of this Registration Statement on Form F-9, the Registrant filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

         Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.





                                     III-1

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-9 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Canada, on the 6th day of May, 2004.


                                       CANADIAN PACIFIC RAILWAY COMPANY



                                       By: /s/ Robert J. Ritchie
                                           -------------------------------
                                           Name:  Robert J. Ritchie
                                           Title: President and Chief
                                                  Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities indicated on May 6, 2004.

         SIGNATURE                                 TITLE
         ---------                                 -----

/s/ Robert J. Ritchie               President and Chief Executive Officer
------------------------------      and Director (Principal Executive Officer)
Robert J. Ritchie


/s/ Michael T. Waites               Executive Vice President and Chief Financial
------------------------------      Officer (Principal Financial Officer)
Michael T. Waites


/s/ B. Grassby                      Comptroller
------------------------------      (Comptroller and Vice President)
B. Grassby


            *                       Director
------------------------------
S.E. Bachand


            *                       Director
------------------------------
J.E. Cleghorn


            *                       Director
------------------------------
T.W. Faithfull


                                     III-2

            *                       Director
------------------------------
J. Lamarre


                                    Director
------------------------------
J.E. Newall


            *                       Director
------------------------------
Dr. J.R. Nininger


            *                       Director
------------------------------
M. Paquin


                                    Director
------------------------------
M.E.J. Phelps


                                    Director
------------------------------
R. Phillips


                                    Director
------------------------------
M.W. Wright



*By: /s/ J. Joseph Doolan
     ---------------------------
     J. Joseph Doolan
     Attorney-in-Fact


                                     III-3

                            AUTHORIZED REPRESENTATIVE

         Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, in the capacity of the duly authorized representative of the Registrant in the United States, on May 6, 2004.

                                        SOO LINE CORPORATION



                                        By: /s/ J. Joseph Doolan
                                            ------------------------------
                                            J. Joseph Doolan
                                            Vice President and Treasurer


                                     III-4

                                    EXHIBITS


EXHIBIT
NUMBER       DESCRIPTION
------       -----------

4.1* The annual information form of Canadian Pacific Railway Limited dated March 3, 2004 (incorporated by reference to the Registrant's Annual Report on Form 40-F filed with the Commission on March 17, 2004, Commission File No. 001-15272).

4.2* Canadian Pacific Railway Limited's audited consolidated balance sheets as at December 31, 2003 and 2002 and the consolidated statements of income, retained income and cash flows for each of the three years in the period ended December 31, 2003, together with the report of the auditors thereon and including management's discussion and analysis related thereto (incorporated by reference to the Registrant's Current Report on Form 6-K filed with the Commission on March 17, 2004, Commission File No. 001-15272).

4.3* Canadian Pacific Railway Limited's management proxy circular dated February 19, 2004, excluding the portions under the headings "Statement of Executive Compensation - Compensation Committee Report on Executive Compensation," "Performance Graph" and "Additional Items - Corporate Governance" and excluding Appendix 1, Appendix 2 and Appendix 3 (which portions shall be deemed not to have been filed as part of, or incorporated by reference in, this Registration Statement on Form F-9) (incorporated by reference to the Registrant's Current Report on Form 6-K filed with the Commission on March 17, 2004, Commission File No. 001-15272).

4.4* Canadian Pacific Railway Limited's unaudited comparative interim consolidated financial statements for the three months ended March 31, 2004, including management's discussion and analysis related thereto (incorporated by reference to the Registrant's Current Report on Form 6-K filed with the Commission on May 6, 2004, Commission File No. 001-15272).

5.1**        Consent of PricewaterhouseCoopers LLP.

5.2*         Consent of Macleod Dixon LLP.

6.1*         Powers of Attorney.

7.1* Form of Trust Indenture, between the Registrant and The Bank of New York (incorporated by reference to the Registrant's Amendment No. 1 to the Registration Statement on Form F-9 filed with the Commission on October 22, 2001, Commission File No. 333-14014).

7.2* First Supplemental Indenture, between the Registrant and The Bank of New York.

7.3* Statement of Eligibility of the Trustee, The Bank of New York, on Form T-1 (incorporated by reference or to the Registrant's Amendment No. 1 to the Registration Statement on Form F-9, filed with the Commission on October 22, 2001, Commission File No. 333-14014).

9.1*         Earnings coverage calculations.


-----------------
*     Previously filed.
**    Filed herewith.


                                     III-5